PAGE 1


=============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997



                         COMMISSION FILE NUMBER 1-815


                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF CONSOL INC.
                                 CONSOL PLAZA
                             1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA  15241
                           (FULL TITLE OF THE PLAN)


                     E. I. DU PONT DE NEMOURS AND COMPANY
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE  19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


=============================================================================

                                    INDEX

            INVESTMENT PLAN FOR SALARIED EMPLOYEES OF CONSOL INC.


          Index to Financial Statements and Additional Information




                                                                      Page(s)
                                                                      -------

Report of Independent Auditors ................................          4


Financial Statements:

  Statements of Net Assets Available for                               5 - 8
    Benefits at December 31, 1997 and 1996 ....................

  Statements of Changes in Net Assets Available
    for Benefits for the Years Ended December 31,
    1997 and 1996 .............................................        9 - 15

  Notes to Financial Statements ...............................       16 - 25


Additional Information:

  Schedule of Assets Held for Investment Purposes at
    December 31, 1997 (Schedule I) ............................       26 - 28

  Schedule of Loans in Default as of December 31, 1997
    (Schedule II) .............................................       29 - 31

  Schedule of Reportable Transactions for the
    Year Ended December 31, 1997 (Schedule III) ...............       32 - 33


                                  EXHIBITS

Exhibit
Number

  24      Consent of Independent Auditors .....................       35

                                   PAGE 3
                                  SIGNATURE





          Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                             Investment Plan for Salaried Employees
                                         of CONSOL Inc.
                                         (Name of Plan)

                             Date:  June 25, 1998





                                   ________________________________
                                            Karen L. Zemba
                                      Vice President & Treasurer
                                             CONSOL Inc.

                                   PAGE 4
                                  SIGNATURE

                       REPORT OF INDEPENDENT AUDITORS

To the Investment Plan Committee of the
Investment Plan for Salaried Employees of CONSOL Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Salaried Employees of CONSOL Inc. as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.



ERNST & YOUNG, LLP
Pittsburgh, Pennsylvania
May 7, 1998

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                 OF CONSOL INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             DECEMBER 31, 1997
         (Dollars In Thousands, Except for Share and Unit Amounts)

Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 5,217,495 units,
    (participants' cost $566,689), unit value $108.6132....       $566,689

  Fidelity Magellan Fund, 456,672 shares,
    (participants' cost $35,314), share value $95.2700.....         43,507

  Barclays 3-Way Fund, 954,292 units,
    (participants' cost $11,452), unit value $20.1400......         19,219

  E. I. DuPont de Nemours & Company Common Stock,
    6,157,293 shares, (participants' cost $208,671),
    share value $60.062....................................        369,819

  Merrill Lynch Global Holdings Fund CL A, 265,982 shares,
    (participants' cost $3,556), share value $13.1900......          3,508

  Templeton Growth Fund, 41,565 shares,
    (participants' cost $925), share value $19.4000........            806

  Merrill Lynch Capital Fund CL A, 231,247 shares,
    (participants' cost $7,153), share value $34.5100......          7,980

  Merrill Lynch Basic Value Fund CL A, 352,098 shares,
    (participants' cost $11,072), share value $37.0800.....         13,056

  Chrysler Corporation Common Stock, 10,277 shares,
    (participants' cost $77), share value $35.1870.........            362

  Aggressive Asset Allocation Portfolio, 45,680 shares,
    (participants' cost $471), share value $10.5500........            482

  Conservative Asset Allocation Portfolio, 76,714 shares,
    (participants' cost $793), share value $10.5700.........           811

  Moderate Asset Allocation Portfolio, 39,056 shares,
    (participants' cost $406), share value $10.5400.........           412

  Fidelity Low Priced Stock Fund, 123,345 shares,
    (participants' cost $3,096), share value $25.1300.......         3,100

  Franklin Small Cap Growth Fund CL 1, 116,048 shares,
    (participants' cost $2,802), share value $22.9300......          2,661

Continued on next page

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                 OF CONSOL INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       DECEMBER 31, 1997 (Continued)
         (Dollars In Thousands, Except for Share and Unit Amounts)


  Janus Enterprise Fund, 2,532 shares,
    (participants' cost $79), share value $30.4800.........             77

  Janus Mercury Fund, 17,685 shares,
    (participants' cost $331), share value $16.500.........            292

  Hotchkis & Wiley International Fund, 39,488 shares,
    (participants' cost $952), share value $22.6700........            895

  Merrill Lynch Small Cap Index Trust, 115,248 shares,
    (participants' cost $1,248), share value $11.0910......          1,278

  Merrill Lynch International Index Trust, 14,427 shares,
    (participants' cost $137), share value $9.3810.........            136

  MFS Total Return Fund, 2,899 shares,
    (participants' cost $46), share value $15.8200.........             46

  AIM Value Fund, 18,680 shares,
    (participants' cost $663), share value $32.4200........            606

  Fidelity Growth and Income Fund, 46,156 shares,
    (participants' cost $1,714), share value $38.1000......          1,759

  Merrill Lynch Growth Fund CL A, 158,662 shares,
    (participants' cost $4,890), share value $28.6500......          4,546

  AIM Equity Constellation Fund CL A, 21,411 shares,
    (participants' cost $638), share value $26.3800........            565

  Franklin Balance Sheet, 28,641 shares,
    (participants' cost $995), share value $33.5400........            961

  Templeton Foreign Fund, 66,532 shares,
    (participants' cost $740), share value $9.9500.........            662

  Fidelity Fund, 13,815 shares,
    (participants' cost $414), share value $29.8100........            412

Continued on next page

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                 OF CONSOL INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       DECEMBER 31, 1997 (Continued)
         (Dollars In Thousands, Except for Share and Unit Amounts)


  Fidelity Equity Income Fund, 11,158 shares,
    (participants' cost $572), share value $52.4100.........           585

  Franklin Custodian Fund Inc., 11,023 shares,
    (participants' cost $295), share value $27.0900.........           299

  MFS Research Fund, 22,586 shares,
    (participants' cost $494), share value $21.2900....                481

  Merrill Lynch Large Company Stock Index Fund, 268,129
    shares, (participants' cost $16,077), share
    value $65.4410.........................................         17,547

  Loans to participants (principal balance)................         22,371
                                                                  --------
      Total Investments....................................     $1,085,930

  Employer and employee contribution receivables
    (including $3,281 from CONSOL).........................          3,478

      Net Assets Available for Benefits....................     $1,089,408
                                                                ==========









                The accompanying notes are an integral part
                      of these financial statements.

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                    OF
                                CONSOL INC.
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             DECEMBER 31, 1996
         (Dollars In Thousands, Except for Share and Unit Amounts)


Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,451,787 units,
    (participants' cost $651,152), unit value $100.926...         $651,152

  Fidelity Magellan Fund, 496,849 shares,
    (participants' cost $36,566), share value $80.650....           40,071

  Barclays 3-Way Fund, 1,066,933 units,
    (participants' cost $12,247), unit value $16.370.....           17,466

  E. I. DuPont de Nemours & Company Common Stock,
    2,647,302 shares, (participants' cost $127,200),
    share value $94.125..................................          249,177

  Merrill Lynch Equity Index Trust CL A, 222,460 shares,
    (participants' cost $8,282), share value $49.161.....           10,936

  Merrill Lynch Global Holdings Fund CL A, 374,467 shares,
    (participants' cost $4,966), share value $14.080.....            5,272

  Merrill Lynch Capital Fund CL A, 174,289 shares,
    (participants' cost $5,091), share value $31.050.....            5,412

  Merrill Lynch Basic Value Fund CL A, 193,281 shares,
    (participants' cost $5,214), share value $31.000.....            5,992

  Chrysler Corporation Common Stock, 11,188 shares,
    (participants' cost $84), share value $33.000........              369

  Loans to participants (principal balance) .............           22,157
                                                                ----------
      Total Investments .................................       $1,008,004

Employer and employee contribution receivables
    (including $3,251 from CONSOL) ......................            3,516
                                                                ----------
      Net Assets Available for Benefits .................       $1,011,520
                                                                ==========


                The accompanying notes are an integral part
                      of these financial statements.


                                                                   PAGE 9

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1997
                                                           (Dollars in Thousands)

                                                                                           Merrill         Merrill
                                      Fixed       Fidelity       Barclays      DuPont       Lynch           Lynch       Templeton
                                     Income       Magellan        3-Way        Common    Equity Index       Global        Growth
                                      Fund          Fund           Fund         Stock       Trust          Holdings        Fund
                                    =========     =========     =========     =========  ============     ==========    =========
Investment income                   $ 45,463      $  2,956      $      2      $  6,852    $        1      $     419     $    113
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                          -          6,835         3,843        65,693         2,498             41         (123)
Deposits and withdrawals:
  Employee deposits                    9,961         1,242           424         6,362           221            169           11
  Employer contributions                6,186           661           225         3,771           127             96            3
  Rollover contributions               5,802           123            83           825           131              6            -
  Employee withdrawals               (79,684)       (3,425)         (580)      (14,623)         (945)          (262)         (48)
Transfers between investment
  options (net)                      (71,127)       (4,812)       (2,240)       50,500       (13,034)        (2,184)         852
Loan issues                           (6,582)         (608)         (171)       (2,724)         ( 23)           (95)         ( 6)
Loan repayments                        4,660           377           137         3,119            72             37            4
Loan interest                            959            87            30           667            16              9            -
Trust to Trust transfers                (101)            -             -           200             -              -            -
                                    _________     _________     _________     _________   ___________     __________    _________
Change in net assets available
  for benefits for year              (84,463)        3,436         1,753       120,642       (10,936)        (1,764)         806

Net assets available for
  benefits at beginning of year      651,152        40,071        17,466       249,177        10,936          5,272            -
                                    _________     _________     _________     _________   ___________     __________    _________
Net assets available for
  benefits at end of year           $566,689      $ 43,507      $ 19,219      $369,819    $        -      $   3,508     $    806
                                    =========     =========     =========     =========   ===========     ==========    =========

The accompanying notes are an integral part of these financial statements.


Continued on next page                                    9

                                                                   PAGE 10

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1997  (Continued)
                                                           (Dollars in Thousands)

                                      Merrill     Merrill                    Aggressive  Conservative      Moderate
                                       Lynch       Lynch                       Asset         Asset          Asset       Fidelity
                                      Capital   Basic Value      Chrysler    Allocation   Allocation      Allocation   Low Price
                                        Fund        Fund           Stock     Portfolio     Portfolio      Portfolio    Stock Fund
                                     ========   ===========      ========    ==========   ==========      ==========   ==========
Investment income                    $   681    $    1,025       $    18     $       -    $        -      $       -    $     135
  (dividends and interest)

Net realized and unrealized
  appreciation of investments            720         1,672            18            14            14              5           17
Deposits and withdrawals:
  Employee deposits                      228           328             -             3             1              6           13
  Employer contributions                 127           172             -             2             1              2            7
  Rollover contributions                  41           193             -             -             9             37            -
  Employee withdrawals                  (175)         (457)          (26)            -           (43)             -          (70)
Transfers between investment
  options (net)                          920         4,018           (17)          461           833            361        2,999
Loan issues                              (55)          (46)            -             -            (4)             -           (5)
Loan repayments                           68           136             -             2             -              1            3
Loan interest                             13            23             -             -             -              -            1
Trust to Trust transfers                   -             -             -             -             -              -            -
                                     ________   ___________      ________    __________   ___________     __________    _________
Change in net assets available
  for benefits for year                2,568         7,064            (7)          482           811            412        3,100

Net assets available for
  benefits at beginning of year        5,412         5,992           369             -             -             -             -
                                     ________   ___________      ________    __________   ___________     __________    _________
Net assets available for
  benefits at end of year            $ 7,980    $   13,056       $   362     $     482    $      811      $     412     $  3,100
                                     ========   ===========      ========    ==========   ===========     ==========    =========

Continued on next page

                                                                      10

                                                                   PAGE 11

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1997  (Continued)
                                                           (Dollars in Thousands)

                                    Franklin                                Hotchkis &      Merrill       Merrill
                                   Small Cap        Janus         Janus       Wiley       Lynch Small      Lynch        MFS Total
                                     Growth      Enterprise      Mercury  International    Cap Index   International     Return
                                    Fund CL 1       Fund           Fund        Fund          Trust      Index Trust       Fund
                                   ==========    ==========      =======  =============   ===========  =============    =========
Investment income                  $     109     $       5       $    31  $         15    $        -   $          -     $      1
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                        (142)            6           (40)          (58)           20             (4)           -
Deposits and withdrawals:
  Employee deposits                       21             1             1             3             8              2            -
  Employer contributions                  11             -             1             2             4              1            -
  Rollover contributions                  19             -             -             -             9              -            1
  Employee withdrawals                  ( 85)            -            (2)          (48)           (3)           (86)           -
Transfers between investment
  options (net)                        2,716            68           299           974         1,236            223           44
Loan issues                                -            (5)           (2)            -            (3)            (1)           -
Loan repayments                           10             2             3             7             6              1            -
Loan interest                              2             -             1             -             1              -            -
Trust to Trust transfer                    -             -             -             -             -              -            -
                                   __________    __________      ________ _____________   ___________  _____________    _________
Change in net assets available
  for benefits for year                2,661            77           292           895         1,278            136           46

Net assets available for
  benefits at beginning of year            -             -             -             -             -              -            -
                                   __________    __________      ________ _____________   ___________  _____________    _________
Net assets available for
  benefits at end of year          $   2,661     $      77       $   292  $        895    $    1,278   $        136     $     46
                                   ==========    ==========      ======== =============   ===========  =============    =========

Continued on next page


                                                                   PAGE 12

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1997  (Continued)
                                                           (Dollars in Thousands)


                                                  Fidelity      Merrill
                                                  Growth &       Lynch      AIM Equity      Franklin      Templeton
                                   AIM Value       Income        Growth   Constellation     Balance        Foreign       Fidelity
                                      Fund          Fund       Fund CL A    Fund CL A        Sheet           Fund          Fund
                                   =========      ========     ========== =============     ========      =========      ========
Investment income                  $      58      $     43     $     340  $         41      $     55      $      51      $    21
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         (55)           60          (323)          (70)          (14)           (81)          (2)
Deposits and withdrawals:
  Employee deposits                        2            11            26             6            10              6            3
  Employer contributions                   2             4            21             3             6              3            1
  Rollover contributions                   -             -             2             -             -              -            -
  Employee withdrawals                   (36)         (104)         (225)            -            (3)           (48)           -
Transfers between investment
  options (net)                          631         1,743         4,694           580           909            730          389
Loan issues                                -             -            (6)            -            (3)                         (1)
Loan repayments                            4             2            13             5             1              1            1
Loan interest                              -             -             4             -             -              -            -
Trust to Trust transfers                   -             -             -             -             -              -            -
                                   __________     _________    __________ _____________     _________     __________     ________
Change in net assets available
  for benefits for year                  606         1,759         4,546           565           961            662          412

Net assets available for
  benefits at beginning of year            -             -             -             -             -             -             -
                                   __________     _________    __________ _____________     _________     __________     ________
Net assets available for
  benefits at end of year          $     606      $  1,759     $    4,546 $        565      $    961      $     662      $   412
                                   ==========     =========    ========== =============     =========     ==========     ========

Continued on next page

                                                               12

                                                                   PAGE 13

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1997  (Continued)
                                                           (Dollars in Thousands)


                                    Fidelity                              Merrill Lynch                 Employer and
                                     Equity      Franklin         MFS     Large Company                   Employee
                                     Income      Custodian      Research   Stock Index       Loan       Contribution      Total
                                      Fund       Fund Inc.        Fund        Fund           Fund        Receivables    All Funds
                                    ========     ==========     ========  =============    =========    ============   ==========
Investment income                   $     20     $       6      $     22  $          1     $   1,829    $        98    $  60,411
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                          19             4           (13)        1,631             -              -       82,185
Deposits and withdrawals:
  Employee deposits                        5             1             4           225             -             (7)      19,297
  Employer contributions                   2             2             2           125             -             16       11,586
  Rollover contributions                   -                                       102             -              -        7,383
  Employee withdrawals                    (1)            -           (35)         (687)       (1,372)             -     (103,073)
Transfers between investment
  options (net)                          540           284           494        16,093             -           (177)           -
Loan issues                                -             -             -           (39)       10,379              -            -
Loan repayments                            -             1             7            81        (8,793)            32            -
Loan interest                              -             1             -            15        (1,829)             -            -
Trust to Trust transfers                   -             -             -             -             -              -           99
                                    _________    __________     _________ _____________    __________   ____________  ___________
Change in net assets available
  for benefits for year                  585           299           481        17,547           214            (38)  $   77,888

Net assets available for
  benefits at beginning of year            -             -             -             -        22,157          3,516    1,011,520
                                    _________    __________     _________ _____________    __________   ____________  ___________
Net assets available for
  benefits at end of year           $    585     $     299      $    481  $     17,547     $  22,371    $     3,478   $1,089,408
                                    =========    ==========     ========= =============    ==========   ============  ===========

                                                                13

                                                                   PAGE 14


                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1996
                                                           (Dollars in Thousands)

                                                                                           Merrill          Merrill      Merrill
                                      Fixed       Fidelity       Barclays      DuPont       Lynch            Lynch        Lynch
                                     Income       Magellan        3-Way        Common    Equity Index        Global     Balanced
                                      Fund          Fund           Fund         Stock       Trust           Holdings      Fund
                                    ========      ========       ========     ========   ============       ========    =========
Investment income                   $ 48,734      $  6,260       $     2      $  6,162   $         -        $   320     $     22
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         -          (1,873)        1,898        69,920         1,567            231            4
Deposits and withdrawals:
  Employee deposits                   11,056         1,493           478         5,398           213            183            9
  Employer contributions               6,637           810           251         3,255           124            104            6
  Rollover contributions              10,166           388           291           863           149             35            -
  Employee withdrawals               (64,322)       (2,185)         (683)       (9,111)         (483)          (339)          (7)
Transfers between investment
  options (net)                       39,171          (137)          566       (45,387)        4,268            723         (796)
Loan issues                           (6,959)         (475)         (154)       (2,434)          (62)           (30)          (2)
Loan repayments                        4,938           528           164         2,651           100             38            1
Loan interest                          1,022           102            39           589            20              8            -
Trust to Trust transfers                  45            (8)            -           510             -              -            -
                                    _________     _________      ________     _________  ____________       ________    _________
Change in net assets available
  for benefits for year               50,488         4,903         2,852        32,416         5,896          1,273         (763)

Net assets available for
  benefits at beginning of year      600,664        35,168        14,614       216,761         5,040          3,999          763
                                    _________     _________      ________     _________  ____________       ________    _________
Net assets available for
  benefits at end of year           $651,152      $ 40,071       $17,466      $249,177   $    10,936        $ 5,272     $      -
                                    =========     =========      ========     =========  ============       ========    =========

The accompanying notes are an integral part of these financial statements.


Continued on next page                                          14

                                                                   PAGE 15


                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1996 (Continued)
                                                           (Dollars in Thousands)

                                     Merrill      Merrill                                Employer and
                                      Lynch        Lynch                                   Employee
                                     Capital    Basic Value      Chrysler       Loan     Contribution       Total
                                       Fund         Fund          Stock         Fund      Receivables     All Funds
                                     ========   ===========      ========     ========   ============    ===========
Investment income                    $   528    $      394       $    16      $  1,770   $        27     $   64,235
  (dividends and interest)

Net realized and unrealized
  appreciation of investments             86           393            66             -             -         72,292
Deposits and withdrawals:
  Employee deposits                      218           196             -             -           (50)        19,194
  Employer contributions                 134           124             -             -           (51)        11,394
  Rollover contributions                  58            33             -             -             -         11,983
  Employee withdrawals                  (364)         (282)          (53)       (2,127)            -        (79,956)
Transfers between investment
  options (net)                        1,045         1,638           (18)            -        (1,073)           -
Loan issues                              (42)          (67)            -        10,225             -            -
Loan repayments                           69            91             -        (8,624)           44            -
Loan interest                             16            21             -        (1,770)          (47)           -
Trust to Trust transfers                   -             -             -            (7)            -            540
                                     ________   ___________      ________     _________  ____________    ___________
Change in net assets available
  for benefits for year                1,748         2,541            11          (533)       (1,150)        99,682

Net assets available for
  benefits at beginning of year        3,664         3,451           358        22,690         4,666        911,838
                                     ________   ___________      ________     _________  ____________    ___________
Net assets available for
  benefits at end of year            $ 5,412    $    5,992       $   369      $ 22,157   $     3,516     $1,011,520
                                     ========   ===========      ========     =========  ============    ===========


The accompanying notes are an integral part of these financial statements.

                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF CONSOL Inc.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE INVESTMENT PLAN:


THE PLAN

         The Investment Plan for Salaried Employees of CONSOL Inc. (the "Plan") is a defined contribution plan established in 1953. Salaried, operations and maintenance, and, in certain circumstances, production and maintenance employees of CONSOL Inc. ("CONSOL") and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. An eligible employee may, with certain restrictions, contribute up to 16 percent of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6 percent of base pay (as defined by the Plan). Forfeitures of company matching contributions as a result of withdrawals by nonvested employees are used to offset future company matching contributions. Contributions may be made with before-tax or after-tax dollars. Nondis-crimination rules of the Internal Revenue Code require that the average contribution rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the Internal Revenue Service) should be limited by the average contribution rates of "Non-highly Compensated" employees. For the years ended December 31, 1997 and 1996, the after-tax contribution maximum including supplemental make-up deposits was 19 percent and the before-tax contribution maximum was 15 percent. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash to the Plan at any time.

         Plan participants generally become vested upon completion of five consecutive years of participation in the Plan or five cumulative years of service. Participants who retire from active service may elect to withdraw their entire account in a lump sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70
1/2, or to elect an option to have their account distributed over a period of not less than 2 years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship.

         Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. A participant has the right to repay the loan in full at any time without penalty.


INVESTMENT FUNDS

         The following investment funds have been established with trustees for the investment of employee savings and CONSOL's participating employers' contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund                 Investments under agreement with one or
                                  more financial institutions, including
                                  insurance companies, banks and other
                                  investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time. The fund's blended rate of return for the 12 months ended December 31, 1997 and December 31,
                                  1996 was 7.62% and 7.99%, respectively.

Fidelity Magellan Fund            A growth mutual fund offered through
                                  Fidelity Investments.

Barclays 3-Way Fund               Asset Allocation Fund with money invested
                                  by BZW Global Investors among stocks,
                                  bonds and cash (money market).

DuPont Common Stock               Common stock of E. I. DuPont de Nemours and
                                  Company ("DuPont"). DuPont owns 50% of the stock of CONSOL Energy Inc., the parent of CONSOL.

Loan Fund                         Participant loans - amounts transferred
                                  from any of the investment options that are loaned to participants.

Merrill Lynch Mutual Funds        A group of seven (1997) different mutual
                                  funds each with its own investment
                                  objective offered through Merrill Lynch.

Templeton Growth Fund             This fund invests in common and/or
                                  preferred stocks of companies of any nation and certain debt securities, rated or unrated, such as convertible bonds selling at a discount. The fund attempts to reduce risk by investing in a highly diversified portfolio.

Templeton Foreign Fund            This fund invests in common and/or
                                  preferred stocks of companies outside the United States. It can also invest in debt obligations of governments outside the
                                  United States. The fund attempts to reduce risk by investing in a highly diversified portfolio.

Aggressive Asset Allocation       This option has a 20% allocation to the
         Portfolio                Fixed Income Fund, 40% Merrill Lynch Equity
                                  Index Trust, 20% Merrill Lynch Small Cap
                                  Index Trust and 20% Merrill Lynch
                                  International Index Trust.

Conservative Asset Allocation     This option has a 70% allocation to the
                                  Fixed Income Fund, 20% Merrill Lynch Equity
                                  Index Trust and 10% Merrill Lynch Small Cap
                                  Index Trust.  This option is for those
                                  investors who are willing to accept lower returns to lessen risk.

Moderate Asset Allocation         The Moderate option is for those investors
                                  who seek higher growth and who may be
                                  willing to accept the higher level of risk.
                                  Its allocation is 50% Fixed Income Fund,
                                  20% Merrill Lynch Equity Index Trust, 20%
                                  Merrill Lynch Small Cap Index Trust and 10%
                                  Merrill Lynch International Index Trust.

Fidelity Low Priced Stock Fund    The fund invests mainly in low-priced
                                  common stocks ($25 or less at time of
                                  purchase).  The fund is designed for
                                  aggressive investors who believe low-priced stocks may be undervalued and offer the potential for growth.

Fidelity Growth and Income Fund   The fund invests mainly in equity
                                  securities of companies that pay current dividends and offer potential growth of earnings.

Fidelity Equity Income Fund       The fund invests mainly in income-producing
                                  equity securities.

Fidelity Fund                     The fund invests mainly in equity
                                  securities. The fund is designed for those looking for long-term growth potential and some current income from equity and bond investments.

Franklin Small Cap Growth         The fund invests primarily in equity
         Fund CL 1                securities of small capitalization growth
                                  companies which advisers believe to be
                                  positioned for rapid growth in revenues or earnings and assets.

Franklin Balance Sheet            The fund seeks high total return and is
                                  designed for long-term investors and not as a trading vehicle. Invests in securities that are undervalued in the marketplace, and may include investments in smaller capitalization companies.

Franklin Custodian Fund Inc.      The fund invests primarily in common stocks
                                  or convertible securities, some of which may yield little or no current income. May include investments in foreign securities and smaller capitalization companies.

Janus Enterprise Fund             The fund is a nondiversified fund that
                                  invests primarily in common stocks, with an emphasis on securities issued by medium-sized companies.

Janus Mercury Fund                The fund is a diversified fund that invests
                                  primarily in common stocks of companies of any size.

Hotchkis and Wiley                The fund invests in international equity
International Fund                securities in at least three non-U.S.
                                  markets. Ordinarily, the fund will invest in equity securities issued by companies located in some or all of the developed foreign equity markets.

MFS Total Return Fund             The fund invests in the common stocks or
                                  securities convertible into common stocks of companies believed to possess better-than-average prospects for long-term growth. Investments may include any size growth or value stocks, and may also include international equities.

MFS Research Fund                 The fund invests in the common stocks or
                                  securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth.

AIM Value Fund                    The fund invests chiefly in common stocks,
                                  convertible bonds and convertible preferred stocks, but also may invest in preferred stocks and debt securities. The fund may invest up to 25% of its total assets in foreign securities.


AIM Equity Constellation          The fund seeks to invest in securities of
                                  Fund, CL A companies which fund management considers to have experienced above-average and consistent long-term growth in earnings, as well as companies that are currently experiencing a dramatic increase in profits.

         The shares of Chrysler Corporation Common Stock are held by some CONSOL Plan participants who elected to exercise their right as Plan participants to retain the stock as of September 15, 1966. This investment option is no longer available to Plan participants for additional investments.


ADMINISTRATION

         The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Board of Directors of CONSOL. All recordkeeping and trustee fees of the Plan are paid by CONSOL. The administrative fees for the Fixed Income Fund are netted against the investment income of this fund.

         While CONSOL has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her individual account.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition - For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value basis of accounting. The Fixed Income Fund guaranteed investment contracts
(GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in common stock and mutual funds are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Small Cap Index Fund, International Index Trust, Large Company Stock Index Fund, Barclays 3-Way Fund, Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are stated at the fair value of all underlying assets as reported by the applicable custodian. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

         The unit value or price of all investments reflect the dollar amount at which participant's accounts are valued at the end of the period reported. There is no unit value for the Loan Fund since loans are identified directly with participants' accounts.

         Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock are based on average cost of the securities sold and are recognized on the trade date. Brokerage commissions and Securities Exchange Commission fees in connection with the purchase and sale of DuPont Common Stock and the sale of Chrysler Corporation Common Stock are added to the cost thereof or deducted from the sales proceeds derived therefrom.

Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

         The following presents the Plan's investments:

                                     December 31, 1997     December 31, 1996
Fixed Income Fund......................   $  566,689          $  651,152
DuPont Common Stock ...................      369,819             249,177
Fidelity Magellan Fund ................       43,507              40,071
Barclays 3-Way Fund ...................       19,219              17,466
Merrill Lynch Mutual Funds ............       48,051              27,612
Chrysler Corporation Common Stock .....          362                 369
AIM Equity Constellation Fund CL A.....          565
MFS Total Return Fund..................           46
Franklin Small Cap Growth Fund CL 1....        2,661
Janus Enterprise Fund..................           77
Janus Mercury Fund.....................          292
Hotchkis & Wiley International Fund....          895
Templeton Growth Fund..................          806
AIM Value Fund.........................          606
Fidelity Growth and Income Fund........        1,759
Franklin Balance Sheet.................          961
Templeton Foreign Fund.................          662
Fidelity Fund..........................          412
Aggressive Asset Allocation Portfolio..          482
Conservative Asset Allocation Portfolio          811
Moderate Asset Allocation Portfolio....          412
Fidelity Low Priced Stock Fund.........        3,100
Fidelity Equity Income Fund............          585
Franklin Custodian Fund Inc............          299
MFS Research Fund......................          481
Loans to Participants .................       22,371              22,157
                                          ----------          ----------
Total Investments                         $1,085,930          $1,008,004
                                          ==========          ==========

                                   PAGE 22



         The underlying assets of the Fixed Income Fund consist of (GIC),
(SYN) and separate account guaranteed investment contracts (SAGIC) and other short-term investment securities. These contracts are jointly owned by the Plan and the Thrift Plan for Employees of Conoco Inc. Conoco Inc. is a wholly owned subsidiary of DuPont. The balance of all investment contracts are allocated to the two plans by Merrill Lynch based on the relationship of the Plan's Fixed Income Fund participant balances to total Fixed Income Fund participant balances. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third-party guarantors. Collateral is generally not provided. The investment contracts and short-term investments of the Fixed Income Fund consist of the following:


         Description                                         December 31, 1997   December 31, 1996
         -----------                                         -----------------   -----------------
CDC Inv. Mgmt. Corp.--7.10% ...............................      $ 25,966            $ 12,549
CDC Inv. Mgmt. Corp.--6.80% ...............................             -              10,348
Deutsche Bank--6.34% ......................................        32,827              31,773
Aetna Life Insurance Company--7.53%........................        36,947                   -
Aetna Life Insurance Company--7.76% .......................             -              35,400
Aetna Life Insurance Company--9.32% .......................        12,980              20,387
Aetna Life Insurance Company--9.89% .......................        17,299              22,705
Bankers Trust--5.74% ......................................        31,007              30,192
Metropolitan Life Ins. Co.--7.61% .........................        66,382              63,625
New York Life Insurance Company--9.11% ....................        12,838              20,203
New York Life Insurance Company--9.71% ....................        13,447              21,046
Providian Capital Management Family--6.96% ................             -              39,832
Principal Mutual Life Insurance Company--9.10% ............        12,423              19,551
Principal Mutual Life Insurance Company--9.50% ............         6,863              19,369
Prudential Insurance Company of America--8.26% ............        84,672              60,539
Prudential Insurance Company of America--7.08% ............             -              59,692
Prudential Insurance Company of America--9.66% ............         6,954              19,600
Prudential Insurance Company of America--9.96% ............         7,132              20,047
Bankers Trust--7.69% ......................................        24,169              23,112
The Travelers Insurance Companies--9.66% ..................        16,323              21,468
Citibank 7.40% ............................................        15,341              14,714
Union Bank of Switzerland--6.67% ..........................        41,183              39,742
JP Morgan--6.17% ..........................................        34,959              34,073
Capital Holding Corp.--6.59%...............................        41,314                   -
Deutsche Bank--6.58%.......................................        19,844                   -
                                                                 --------            --------
  Total Investment Contracts                                     $560,870            $639,967
  Short Term Investments (Incl. Merrill Lynch Government Fund)      5,819              11,185

  TOTAL INVESTMENT IN FIXED INCOME                               $566,689            $651,152
                                                                 ========            ========


                                   PAGE 23



         The aggregate crediting rates for all contracts as of December 31, 1997 and December 31, 1996 were 7.59% and 7.84%, respectively. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts.
Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. Guaranteed investment contracts contain penalty provisions or other adjustments for early termination of the contract not related to participant initiated events.

         The carrying values and fair values of investment contracts as of December 31, 1997 are as follows:

                                            Carrying Value
                                           (contract value)      Fair Value

Guaranteed Investment Contracts               $106,260           $109,011
Synthetic Guaranteed Investment Contracts      303,555            311,181
Separate Account Guaranteed Investment
  Contracts                                    151,055            158,788
                                              --------           --------
                                              $560,870           $578,980
                                              ========           =========

         Synthetic guaranteed investment contracts are supported by wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

         Participants investing in the Fixed Income Fund, Barclays 3-Way
Fund, Merrill Lynch Large Company Stock Index Fund, Merrill Lynch Small Cap
Index Trust, Merrill Lynch International Index Trust, Aggressive Asset
Allocation, Conservative Asset Allocation and Moderate Asset Allocation
Portfolios are assigned units at the time of investment based on the net asset value per unit. The following table presents the number of units outstanding and related net asset value per unit at each month-end.

                                                                            Merrill Lynch Large
                         Fixed Income Fund        Barclays 3-Way Fund    Company Stock Index Fund
                        Units           Unit        Units         Unit        Units         Unit
                     Outstanding       Value      Outstanding    Value     Outstanding     Value
January 31, 1997      6,420,272      $101.56     1,043,400       $16.72      252,537      $52.22
February 28, 1997     6,369,804       102.14     1,061,903        16.77      274,267       52.62
March 31, 1997        6,300,426       102.78     1,076,671        16.20      257,018       50.45
April 30, 1997        6,155,811       103.41     1,059,798        16.85      256,211       53.44
May 31, 1997          6,132,094       104.03     1,071,820        17.43      258,925       56.69
June 30, 1997         6,014,608       104.69     1,046,307        17.99      258,326       59.21
July 31, 1997         5,846,486       105.34     1,014,986        19.22      275,387       63.92
August 31, 1997       5,634,688       105.95       984,371        18.38      279,451       60.33
September 30, 1997    5,556,144       106.63       982,324        19.15      274,520       63.63
October 31, 1997      5,323,992       107.29       953,251        19.13      270,402       61.50
November 30, 1997     5,296,492       107.90       950,365        19.77      265,941       64.34
December 31, 1997     5,217,495       108.61       954,292        20.14      268,129       65.44


                                             PAGE 24

                          Merrill Lynch             Merrill Lynch             Aggressive Asset
                      Small Cap Index Trust    International Index Trust    Allocation Portfolio
                        Units           Unit        Units         Unit        Units         Unit
                     Outstanding       Value      Outstanding    Value     Outstanding     Value
January 31, 1997              -         -                -         -               -        -
February 28, 1997             -         -                -         -               -        -
March 31, 1997                -         -                -         -               -        -
April 30, 1997                -         -                -         -               -        -
May 31, 1997                  -         -                -         -               -        -
June 30, 1997                 -         -                -         -               -        -
July 31, 1997            14,982       $10.56         8,619       $10.22       11,661      $10.45
August 31, 1997          70,626        10.74         6,913         9.47       16,721       10.11
September 30, 1997      103,228        11.48         8,012        10.07       20,150       10.61
October 31, 1997        110,821        10.98        13,222         9.30       47,251       10.23
November 30, 1997       112,720        10.90        13,271         9.27       45,525       10.41
December 31, 1997       115,248        11.09        14,427         9.38       45,680       10.55


                         Conservative Asset          Moderate Asset
                        Allocation Portfolio      Allocation Portfolio
                        Units           Unit        Units         Unit
                     Outstanding       Value      Outstanding    Value
January 31, 1997              -         -                -         -
February 28, 1997             -         -                -         -
March 31, 1997                -         -                -         -
April 30, 1997                -         -                -         -
May 31, 1997                  -         -                -         -
June 30, 1997                 -         -                -         -
July 31, 1997            12,995       $10.24         6,455       $10.31
August 31, 1997          14,560        10.18         9,619        10.18
September 30, 1997       41,941        10.41        37,564        10.53
October 31, 1997        144,529        10.34        45,779        10.32
November 30, 1997        77,338        10.47        44,110        10.43
December 31, 1997        76,714        10.57        39,056        10.54


NOTE 4 - INCOME TAXES STATUS

The Plan received a favorable determination letter from the Internal Revenue Service with respect to the 1994 amended plan. Management believes the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under Section 501(a).

Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, before-tax employee deposits or accrued income until distributions or withdrawals are made.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                   December 31,
                                             1997              1996
                                          __________        __________
                                             (Dollars in Thousands)

Net assets available for benefits
   per the financial statements           $1,089,408        $1,011,520
Includes:  Amounts allocated to
   withdrawing participants reported
   as asset reductions per the
   financial statements                          119               219
Total Assets per the Form 5500:           $1,089,527        $1,011,739
                                          ===========       ==========


Amounts payable to withdrawing participants are recorded on the Form 5500 as a liability for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes the amounts were deducted from the respective assets.

                                                 PAGE 26
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             DECEMBER 31, 1997
                                          (Dollars in Thousands)
--------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
--------------------------------------------------------------------------------------------------------
E. I. DuPont de Nemours & Company           Common Stock                        $ 208,671      $ 369,819
                                                                                =========      =========
Merrill Lynch                               Small Cap Index Trust               $   1,248      $   1,278
                                            International Index Trust                 137            136
                                            Global Holdings Fund                    3,556          3,508
                                            Capital Fund                            7,153          7,980
                                            Basic Value Fund                       11,072         13,056
                                            Large Company Stock Index Fund         16,077         17,547
                                            Growth Fund CL A                        4,890          4,546
                                                                                $  44,133      $  48,051
                                                                                =========      =========
Capital Holding Corp.                       SYNGIC, 6.59%                       $  41,314      $  41,314
Aetna Life Insurance Company                GIC, 9.32%                             12,980         12,980
                                            GIC, 9.89%                             17,299         17,299
                                            SYNGIC, 7.53%                          36,947         36,947
Banker's Trust                              SYNGIC, 5.74%                          31,007         31,007
                                            SYNGIC, 7.69%                          24,169         24,169
CDC Inv. Mgmt. Corp.                        SYNGIC, 7.10%                          25,966         25,966
Deutsche Bank                               SYNGIC, 6.34%                          32,827         32,827
                                            SYNGIC, 6.58%                          19,844         19,844
Metropolitan Life Insurance Company         SAGIC, 7.61%                           66,382         66,382
New York Life Insurance Company             GIC, 9.11%                             12,838         12,838
                                            GIC, 9.71%                             13,447         13,447
Principal Mutual Life Insurance Company     GIC, 9.10%                             12,423         12,423
                                            GIC, 9.50%                              6,863          6,863
Prudential Insurance Company of America     SAGIC, 8.26%                           84,672         84,672
                                            GIC, 9.66%                              6,954          6,954
                                            GIC, 9.96%                              7,132          7,132
The Travelers Insurance Companies           GIC, 9.66%                             16,323         16,323
Citibank                                    SYNGIC, 7.40%                          15,341         15,341
Union Bank of Switzerland                   SYNGIC, 6.67%                          41,183         41,183
J.P. Morgan                                 SYNGIC, 6.17%                          34,959         34,959
Short Term Investments (Incl. Merrill
   Lynch Government Fund)                                                           5,819          5,819
                                                                                $ 566,689     $  566,689
                                                                                =========     ==========
Aggressive Asset Allocation Portfolio                                           $     482     $      482
                                                                                =========     ==========
Conservative Asset Allocation Portfolio                                         $     811     $      811
                                                                                =========     ==========
Moderate Asset Allocation Portfolio                                             $     412     $      412


                                                                                =========     ==========

                                                 PAGE 27
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

                                             DECEMBER 31, 1997
                                          (Dollars in Thousands)

--------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
--------------------------------------------------------------------------------------------------------
Fidelity Investments                        Fidelity Fund                       $     414      $     412
                                            Equity Income Fund                        572            585
                                            Magellan Fund                          35,314         43,507
                                            Low Priced Stock Fund                   3,096          3,100
                                            Growth & Income Fund                    1,714          1,759
                                                                                $  41,110      $  49,363
                                                                                =========      =========
Chrysler Corporation                        Common Stock                        $      77      $     362
                                                                                =========      =========

BZW Global Investors                        Barclays 3-Way Fund                 $  11,452      $  19,219
                                                                                =========      =========

Franklin Value Investors Trust              Small Cap Growth CL 1               $   2,802      $   2,661
                                            Balance Sheet                             995            961
                                            Custodian Fund Inc.                       295            299
                                                                                $   4,092      $   3,921
                                                                                =========      =========

Franklin Templeton                          Growth Fund                         $     925      $     806
                                            Foreign Fund                              740            662
                                                                                $   1,665      $   1,468
                                                                                =========      =========

Janus Investments                           Janus Enterprise Fund               $      79      $      77
                                            Janus Mercury Fund                        331            292
                                                                                $     410      $     369
                                                                                =========      =========

Hotchkis and Wiley                          International Fund                  $     952      $     895
                                                                                =========      =========

MFS Investment Management                   Total Return Fund                   $      46      $      46
                                            Research Fund                             494            481
                                                                                $     540      $     527
                                                                                =========      =========

                                                 PAGE 28
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

                                             DECEMBER 31, 1997
                                          (Dollars in Thousands)

--------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
--------------------------------------------------------------------------------------------------------
AIM                                         Value Fund                          $     663      $     606
                                            Equity Constellation Fund CL A            638            565
                                                                                $   1,301      $   1,171
                                                                                =========      =========

Plan Participants                           Loans (interest rates ranging       $  22,371      $  22,371
                                            from 8.25% to 8.75%)                =========      =========




                                                             PAGE 29
                                                                                                                       SCHEDULE II

                                              INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                          OF CONSOL INC.
                                  ITEM 27b - SCHEDULE OF LOANS IN DEFAULT AS OF DECEMBER 31, 1997


          (a)               (b)         (c)        (d)         (e)        (f)       (g)       (h)        (i)       (j)       (k)
                                                                            Description of Loan                             Action
                                           Amount                       ----------------------------                       Taken on
                          Original     Received During       Unpaid                           Loan                         Overdue
     Identity and          Amount       Reporting Year     Balance at     Loan      Loan    Interest    Amount Overdue       Loan
  Address of Obligor      of Loan    Principal  Interest   End of Year  Began on   Payoff     Rate    Principal  Interest  Amounts
-----------------------  ----------  ---------  ---------  -----------  --------  --------  --------  ---------  --------  --------
Larry Calhoun            $ 5,000.00  $  856.19  $  157.81  $ 1,891.54   05/03/94  05/03/99   8.00%    $  178.17  $  24.63    <F1>
R. D. #2  Cottage Lane     8,000.00   1,167.98     454.42    6,167.59   05/13/96  05/13/00   8.00        243.05     81.43    <F1>
Rayland, OH  43943

David F. Casini           10,500.00     426.20     220.12   10,073.80   07/18/97  07/18/02   8.50        144.08     71.36    <F1>
9 Morgantown Road
Point Marion, PA 15474

Robert D. Gielow           7,500.00   1,555.36     117.52      744.87   03/24/93  03/24/98   8.00        147.11      4.97    <F2>
706 Chippendale
Steeleville, IL  62288

James R. Hall              5,000.00     697.56     322.44    4,302.44   11/25/96  11/25/01   8.25        145.34     58.66    <F1>
186 South Roberts Drive    2,000.00     198.06      54.58    1,801.94   05/30/97  05/30/00   8.50        101.15     25.17    <F1>
Prestonsburg, KY 41653

James L. Hamrick           6,200.00     981.30     409.98    4,879.81   07/24/96  07/24/01   8.25         92.93     33.55    <F2>
P. O. Box 797
Cowen, WV  26206

James M. Knaus             8,000.00   1,274.90     520.30    6,176.61   06/20/96  06/20/01   8.25        120.74     42.46    <F1>
1755 Morris Street
Washington, PA  15301

Richard L. Kovalski       18,530.00   2,873.38   1,018.17   11,261.85   06/14/95  06/14/00   9.50        602.46    175.94    <F1>
608 Township Road 15       5,000.00   1,311.96     260.84    3,065.01   06/12/96  06/12/99   8.25        273.35     41.21    <F1>
Rayland, OH  43943         6,500.00   1,654.93     397.07    4,685.91   10/07/96  10/07/99   8.50        345.24     65.16    <F1>
                          10,000.00     710.25     275.83    9,289,75   05/02/97  05/02/01   8.50        362.72    130.32    <F1>
                           8,500.00     208.15      60.21    8,291.85   08/14/97  08/14/00   8.50        420.74    115.98    <F1>


Continued on next page                                           29

                                                                           PAGE 30                                    SCHEDULE II

                                              INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                          OF CONSOL INC.
                           ITEM 27b - SCHEDULE OF LOANS IN DEFAULT AS OF DECEMBER 31, 1997  (Continued)


          (a)               (b)         (c)        (d)         (e)        (f)       (g)       (h)        (i)       (j)       (k)
                                                                            Description of Loan                             Action
                                           Amount                       ----------------------------                       Taken on
                          Original     Received During       Unpaid                           Loan                         Overdue
     Identity and          Amount       Reporting Year     Balance at     Loan      Loan    Interest    Amount Overdue       Loan
  Address of Obligor      of Loan    Principal  Interest   End of Year  Began on   Payoff     Rate    Principal  Interest  Amounts
-----------------------  ----------  ---------  ---------  -----------  --------  --------  --------  ---------  --------  --------
Joseph D. Marchani       $10,000.00  $1,685.70  $  139.50   $1,379.97   03/26/93  03/26/98   8.00%     $584.68   $ 23.72     <F1>
401 W. Brentwood Ave.     10,000.00   1,545.00     269.40    3,769.12   04/25/94  04/25/99   7.75       535.21     69.59     <F1>
Moundsville, WV  26041     5,000.00     696.47     226.93    3,169.54   07/19/95  07/19/00   8.50       242.16     65.64     <F1>

Deborah L. McChesney       4,500.00   1,396.38     166.50    1,366.01   08/07/95  08/07/98   8.50       132.40      9.68     <F1>
114 Lutes Road             6,200.00   1,311.04     353.92    4,103.20   04/29/96  04/29/00   8.00       124.01     27.35     <F1>
Finleyville, PA 15332

Brian J. Michel            1,000.00      77.07      13.89      922.93   08/27/97  08/27/99   8.50        38.94      6.54     <F2>
1105 1/2 10th Ave.
Fultonn, IL  61252

Johnnie A. Milam          15,853.00   2,679.78     898.30   10,050.11   08/18/95  08/18/00   8.50       254.09     71.19     <F1>
Route 3  Box 282-D        14,228.00   2,939.91     899.53   10,272.79   07/12/96  07/12/00   8.25       278.41     70.63     <F1>
Princeton, WV  24740

William J. Moore           6,500.00     961.48     356.52    4,814.03   03/28/96  03/28/01   8.00       200.08     63.52     <F2>
314 E. Franklin Street     4,500.00     304.76     159.64    4,195.24   04/30/97  04/30/02   8.75       125.03     60.73     <F2>
Apt. 1-B                   2,400.00                                     08/20/97  08/20/02   8.50        65.17     33.31     <F2>
DuQuoin, IL  62832

Gary E. Myers             23,200.00   4,736.93     941.47    8,813.54   07/18/94  07/18/99   8.25       412.61     60.59     <F1>
R. D. #1  Box 402A        20,500.00   2,029.24     559.40   18,470.76   06/25/97  06/25/00   8.50       516.33    130.83     <F1>
Smithfield, PA  15478

Jeffrey S. Myers          20,000.00   3,404.37     699.23    7,979.20   06/06/94  06/06/99   8.50       710.19    110.53     <F1>
Rt. 1  Box 76A             4,000.00     601.74     214.26    2,782.27   12/06/95  12/06/00   8.25       125.37     38.68
Aurora, WV  26705

Stephen L. Scott          35,573.00   14,372.15    499.39      287.78   08/01/95  08/01/00   8.50       287.78      -        <F1>
72 High Street
Cameron, WV  26033


Continued on next page                                          30

                                                                           PAGE 31                                    SCHEDULE II

                                              INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                          OF CONSOL INC.
                           ITEM 27b - SCHEDULE OF LOANS IN DEFAULT AS OF DECEMBER 31, 1997  (Continued)

          (a)               (b)         (c)        (d)         (e)        (f)       (g)       (h)        (i)       (j)       (k)
                                                                            Description of Loan                             Action
                                           Amount                       ----------------------------                       Taken on
                          Original     Received During       Unpaid                           Loan                         Overdue
     Identity and          Amount       Reporting Year     Balance at     Loan      Loan    Interest    Amount Overdue       Loan
  Address of Obligor      of Loan    Principal  Interest   End of Year  Began on   Payoff     Rate    Principal  Interest  Amounts
-----------------------  ----------  ---------  ---------  -----------  --------  --------  --------  ---------  --------  --------
Michael E. Tacosik       $13,000.00  $2,553.12   $636.08    $7,833.30   12/06/95  12/06/99   8.25%    $  531.96  $105.88     <F2>
4544 Primrose Road
Pinckneyville, IL  62274

John M. Terravecchia       4,812.00       -         -          117.23   09/14/93  09/13/95   7.75        117.23     -        <F3>
295 Fourth Street          1,997.00       -         -        1,919.78   01/12/94  01/12/96   7.75      1,919.78   152.98     <F3>
Monongahela, PA 15417      3,044.00       -         -        3,044.00   04/20/95  03/20/97   9.00      3,044.00   293.92     <F3>

Ralph E. Ward             14,423.00     786.74    101.02     4,228.00   06/21/94  06/21/99   8.50      2,464.78   198.50     <F2>
Box 173                    7,700.00     332.31    138.93     6,514.22   10/12/95  10/12/00   8.25      1,038.91   374.81     <F2>
Crab Orchard, WV  25827    7,500.00     312.77    146.23     6,880.82   08/07/96  08/07/01   8.25        977.84   399.16     <F2>
                          10,337.00     422.50    213.74     9,775.64   10/09/96  10/09/01   8.50      1,474.77   433.95     <F2>
                           6,847.00     307.03    119.45     5,103.98   03/28/95  03/28/00   9.00        963.42   316.02     <F2>


[FN]
NOTE: None of the above identified obligors is known to be a party in interest to the Investment Plan for Salaried Employees of CONSOL Inc. The loans are funded by the liquidation of specified investments within an individual's account; once these loans are issued, they are not renegotiated at any time prior to the loan payoff date.

       The action taken on the overdue loan amounts is as follows:

       <F1> Repayment schedules have been established whereby monies are deducted from their biweekly or monthly compensation to fund loan payments that are in arrears.
       <F2> For plan year 1998, loans have been reclassified as withdrawals from the CONSOL Inc Investment Plan.
       <F3> No action was able to be taken on this loan because it was issued from the Before-Tax Account and the individual is younger than age 59 1/2. The obligor will continue to accrue unpaid interest (in addition to the loan principal and interest that is owed) until the earlier of the following events occur: he terminates employment and/or becomes 59 1/2.

                                                     PAGE 32
                                                                                                            SCHEDULE III
                                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                 OF CONSOL INC.

                                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                          YEAR ENDED DECEMBER 31, 1997
                                             (Dollars in Thousands)
________________________________________________________________________________________________________________________
                                                                                           Current Value
                                                 Number                             Cost    of Asset on
Identity of                                        of       Purchase   Selling       of     Transaction
Party Involved         Description of Asset   Transactions    Price     Price      Asset       Date           Net Gain (Loss)
____________________   _____________________  ____________  ________   _______  ___________ ___________      _______________
Category 1 - Individual Transactions in Excess of 5% of Plan Assets - PURCHASES

CDC Inv. Mgmt. Corp.   SYNGIC, 7.10%                1       $ 51,332    $  -     $ 51,332    $ 51,332      $         -

Prudential Insurance   SAGIC, 8.26%                 1        345,199       -      345,199     345,199                -
Company of America

Prudential Insurance   SAGIC, 7.08%                 1        85,566        -      85,566      85,566                 -
Company of America

Category 3 - Series of Securities Transactions - PURCHASES

Deutsche Bank          SYNGIC, 6.34%               28        386,341       -      386,341     386,341                -

Merrill Lynch          E.I. DuPont de Nemours     761        154,629       -      154,629     154,629                -
                       & Company Common Stock

Merrill Lynch          Government Fund             64        206,103       -      206,103     206,103                -

Merrill Lynch          Premier Fund               274        448,097       -      448,097     448,097                -

Category 1 - Individual Transactions in Excess of 5% of Plan Assets - SALES

Prudential Insurance   SAGIC, 8.26%                 1           -      115,000    115,000     115,000                -
Company of America

Prudential Insurance   SAGIC, 8.26%                 1           -      68,674     68,674      68,674                 -
Company of America


Continued on next page


                                                     PAGE 33
                                                                                                        SCHEDULE III
                                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                 OF CONSOL INC.

                                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                    YEAR ENDED DECEMBER 31, 1997  (continued)
                                             (Dollars in Thousands)
________________________________________________________________________________________________________________________
                                                                                           Current Value
                                                 Number                             Cost    of Asset on
Identity of                                        of       Purchase   Selling       of     Transaction
Party Involved         Description of Asset   Transactions    Price     Price      Asset       Date      Net Gain (Loss)
--------------------   ---------------------  ------------  --------   -------   --------  ------------  ---------------
Prudential Insurance   SAGIC, 7.08%                 1           -     $321,320   $321,320    $321,320      $     -
Company of America

Category 3 - Series of Securities Transactions - SALES

CDC Inv. Mgmt. Corp.   SYNGIC, 6.80%                2           -       58,572     58,572      58,572            -

Deutsche Bank          SYNGIC, 6.34%               35           -      471,785    471,785     471,785            -

Merrill Lynch          E. I. DuPont de Nemours    739           -       97,336     70,814      97,336         26,522
                       & Company Common Stock

Merrill Lynch          Government Fund            185           -      289,199    289,199     289,199            -

Merrill Lynch          Premier Fund               401           -      547,024    547,024     547,024            -

Principal Mutual       GIC, 9.50%                  12           -       54,571     54,571      54,571            -
Life Insurance Co.

Prudential Insurance   SAGIC, 8.26%                 2           -      183,674    183,674     183,674            -
Company of America

Prudential Insurance   GIC, 9.96%                  13           -       56,605     56,605      56,605            -
Company of America

Prudential Insurance   GIC, 9.66%                  13           -       55,273     55,273      55,273            -
Company of America



NOTE: All of the above transactions except for the DuPont Stock Fund represent transactions for the Conoco & CONSOL Plans on a commingled basis.

                               EXHIBIT INDEX



     Exhibit
      Number                  Description
     -------                  -----------


       24           Consent of Independent Auditors

                                  SIGNATURE
                                                               Exhibit 24

                       CONSENT OF INDEPENDENT AUDITORS




          We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-26216) of E. I. DuPont de Nemours and Company of our report dated June 6, 1997 appearing on Page 4 of the Investment Plan for Salaried Employees of CONSOL Inc. Annual Report on this Form 11-K for the year ended December 31, 1997.






ERNST & YOUNG, LLP
Pittsburgh, Pennsylvania
June 25, 1998




























                                      35